MAINSTAY VP FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NY 10010

February 10, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: New York Life Investments VP Funds Trust
Registration Numbers: (002-86082 and 811-03833-01)

Dear Sir/Madam:

Electronically transmitted for filing pursuant to Rule 485(a)(1) the Prospectus and Statement of Additional Information for NYLI VP Dimensional U.S. Equity Portfolio and NYLI VP Schroders Mid Cap Opportunities Portfolio, each a series of New York Life Investments VP Funds Trust, is Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 157 under the Investment Company Act of 1940, as amended.

No fee is required in connection with this filing. Please direct any questions concerning the registration statement to the undersigned at (973) 610-0124 or thomas_humbert@nylim.com.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert, Jr.
Assistant Secretary